EXHIBIT 10(m)

September 8, 2009

Dear Bill:

This separation letter (“Separation Agreement”) is to confirm the termination of your employment with Cabot Corporation (“Cabot” or the “Company”) effective September 14, 2009 (the “Separation Date”). As a result of the termination of your employment, you are entitled to (a) salary through September 14, 2009, (b) payment for accrued vacation time as reflected on the books of the Company as of September 14, 2009, and (c) certain rights to continue medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), details of which are being provided to you under separate cover. The items set forth above will be provided to you regardless of whether or not you decide to accept the additional payments and benefits offered by Cabot in this Separation Agreement.

Except as otherwise stated herein, this Separation Agreement does not modify or supersede any obligations that you have to Cabot by law or otherwise, and you understand that you must return all written and other materials belonging to Cabot (whether hardcopy, in electronic form or otherwise) and in your possession or control, together with all copies of such materials, upon termination of your employment.

I invite you to consider the following offer of additional payments and benefits in exchange for a general release of claims. You should consult with an attorney before deciding whether to accept this offer. You may accept this offer only by signing (with signature notarized) a copy of this letter where indicated below and returning it to Robby D. Sisco at Cabot Corporation, 2 Seaport Lane, Boston, MA 02210, so that Mr. Sisco receives it not later than October 6, 2009, and by not thereafter revoking this agreement; otherwise this offer shall be null and void. Our offer is as follows:

1.	Cabot will pay you a total of $730,000.00 over the twenty-four (24) month period commencing on September 15, 2009, and ending on September 14, 2011, payable in equal bi-weekly installments. In addition to the foregoing, prior to November 15, 2009, Cabot will make an additional payment to you of $65,000. Any such severance payments paid to you under this paragraph shall be reduced by any deductions and withholding that Cabot determines are required by law or otherwise, prior to payment to you. Cabot agrees that it will answer accurately any questions put to it by any relevant state agency and that it will not contest your application for unemployment benefits on the basis of the circumstances of your separation from employment. Cabot agrees to acknowledge to any relevant state agency, upon request, that you were required to sign a release of claims in order to receive severance benefits.

2.	Cabot will provide you with outplacement services by a service provider designated by Cabot, in an amount not to exceed $60,000, further details of which will be provided to you.

3.	If you elect to continue medical and/or dental coverage in accordance with COBRA (as outlined in the materials being provided to you), then from September 15, 2009 until the earlier of (i) September 14, 2011, or (ii) the termination of such coverage in compliance with COBRA, you will pay the same cost of such medical and/or dental coverage as paid from time-to-time by active employees of the Company generally; Cabot shall pay the balance of such cost. After September 14, 2011, Cabot will cease paying the balance of such COBRA cost. At such time, you will be responsible for paying the entire cost of the COBRA coverage for the remaining amount of time (if any) you are legally entitled to it. Cabot reserves the right to amend, modify, terminate or discontinue the medical and dental coverage or benefits provided to its employees or former employees, or the costs associated therewith, at any time.

4.

During the twelve-month period following the Separation Date, the Company will continue to support the financial planning benefit received by you from AYCO at an amount not less than amounts provided in previous years, as if you were an active employee, in accordance with the Company’s program guidelines, as in effect from time to time. The Company reserves the right to amend, modify, terminate or discontinue the financial planning benefit provided by AYCO to its employees or former employees, or the costs associated therewith, at any time.

5.	In exchange for the payments and benefits provided to you under this Separation Agreement, to which you acknowledge you would not otherwise be entitled, you, on your own behalf and that of your heirs, executors, administrators, beneficiaries, personal representatives and assigns, and any other person or entity claiming through or under you, agree that the Separation Agreement shall be in complete and final settlement of any and all causes of action, rights or claims, whether known or unknown, that you have had in the past, now have, or might now have as of the date upon which you sign and execute this Separation Agreement, in any way related to, connected with or arising out of your employment or its termination, whether (a) sounding in tort, contract or otherwise, (b) pursuant to Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Worker Adjustment and Retraining Notification Act or any similar state law, the Older Workers Benefit Protection Act, the Age Discrimination in Employment Act, or the fair employment practices statutes of the state or states in which you have provided services to the Company, or (c) pursuant to any other federal, state or local law, regulation or other requirement. You hereby release and forever discharge the Company and its subsidiaries and other affiliates and all of their respective past, present and future directors, shareholders, officers, members, managers, general and limited partners, insurers, employees, agents, representatives, successors and assigns, any welfare or retirement plans maintained by or on behalf of Cabot or its subsidiaries, affiliates, or successors, or any of the trustees or administrators thereof, and all others connected with any of the foregoing, both individually and in their official capacities (collectively, the “Releasees”), from any and all such causes of action, rights or claims, whether known or unknown, that you have had in the past, now have, or might now have as of the date upon which you sign and execute this Separation Agreement, in any way related to, connected with or arising out of your employment or its termination.

Notwithstanding the foregoing, this release does not include and will not preclude a claim for or with respect to: (a) salary payable through the Separation Date, or accrued, unused vacation time as recorded on the Company’s books as of the Separation Date, the receipt of which you acknowledge; (b) vested benefits under any employee benefit plan, (c) your COBRA rights, and (d) payments and benefits under this Separation Agreement.

6.	This Separation Agreement does not affect, modify or alter your rights to be indemnified by Cabot under Section 14 of Cabot’s By-laws and/or Article Eighth of Cabot’s Restated Certificate of Incorporation. Furthermore, this Separation Agreement does not affect, modify or alter your individual rights as an officer or former officer of Cabot to insurance coverage under Cabot’s directors and officers insurance program.

7.	You affirm and warrant that you have not filed any complaints, charges or claims for relief against Cabot with any local, state or federal court or administrative agency. You also affirm that you have been paid and/or have received all leave (paid or unpaid), compensation, wages, bonuses, commissions, and/or benefits to which you may be entitled and that no other leave (paid or unpaid), compensation, wages, bonuses, commissions and/or benefits are due to you, except as expressly provided in this Separation Agreement. On or before the Separation Date, Cabot will provide you with a lump sum payment equal to the vacation days you had accrued but not used as reflected on the books of the Company as of September 14, 2009. You acknowledge that, upon receiving said vacation pay, you will have received pay for all work you have performed for the Company during the current payroll period, to the extent not previously paid, as well as pay, at your final base rate of pay, for the vacation days you had earned, but not used, all as of the Separation Date, determined in accordance with Company policy and as reflected on the books of the Company. You will not continue to earn vacation or other paid time off after the Separation Date.

8.

You understand and agree that, other than your rights under COBRA, your participation in all employee benefit plans of the Company will end as of the Separation Date, in accordance with the terms of those plans. You understand and agree that your rights and obligations with respect to any shares of stock or stock options granted or gifted to you by Cabot which are vested on or as of the

Separation Date shall be governed by the applicable stock plan and any agreements or other requirements applicable to those shares or options. Subject to your acceptance of this Separation Agreement and the approval of the Compensation Committee of the Cabot Board of Directors, Cabot will vest, upon the date your right of revocation under this Separation Agreement has expired unexercised, 27,000 shares of restricted stock granted to you as your 2007 Long Term Incentive (“LTI”) grant. You understand and agree that, pursuant to the applicable stock plan and agreements and terms of that 2007 LTI grant, you are obligated to pay in full any applicable withholding taxes due in connection with the vesting of such shares. You further understand and agree that the Company has the right and will reacquire your 2008 LTI grant of 41,500 shares of restricted stock, which has not vested, at your original purchase price totaling $398,815. Furthermore, you understand and agree that the 60,000 unvested stock options granted to you in May 2009 will be forfeited on or as of the Separation Date. To the extent you are in possession of any stock and/or stock option certificates for any shares of stock and/or stock options gifted or granted to you which will not be vested on or as of the Separation Date, you further agree to return, no later than the Separation Date, all such certificates in your possession.

9.	You agree that you will continue to keep confidential and protect Confidential Information, as defined herein, and that you will not, directly or indirectly, disclose it to others or use it for any purpose. As used in this Separation Agreement, “Confidential Information” means:

(a)	any and all information of Cabot (including, for purposes of this paragraph 9, Cabot, its affiliates and/or subsidiaries) of a confidential and/or proprietary nature, including, but not limited to: technology; inventions (whether or not patentable); trade secrets; samples; compositions; techniques and equipment; methods; manufacturing processes and processing conditions; engineering data; drawings; specifications; formulae; plant design and layout; products and product applications; development plans and new business opportunities; experimental work; commercial and developmental operations; the identities and requirements of customers and prospective customers; customer lists; suppliers and supplier lists; the identities of other individuals or third parties with whom Cabot has or with which Cabot is seeking to develop a business relationship and the nature and details of any such relationship or potential relationship; software and networks; business, marketing and any other plans and strategies; sales, pricing, raw materials and cost information; financial information; compensation, benefits and related incentives; and any other information relating to Cabot and its businesses to the extent that such information has not been published beyond confidential and/or proprietary customer, supplier or business partner communications or is not publicly available; and,

(b)	any and all information received confidentially by Cabot in the conduct of its business from any customer or other third party (e.g. supplier or business partner) of a confidential and/or proprietary nature, including, but not limited to: technology; inventions (whether or not patentable); trade secrets; samples; compositions; performance targets and criteria; techniques and equipment; methods; manufacturing processes and processing conditions; engineering data; drawings; specifications; plant design and layout; products and product applications; development plans and new business opportunities; experimental work; commercial and developmental operations; customers and customer lists; suppliers and supplier lists; software and networks; business and marketing plans and strategies; pricing and costs information; financial information; and any other information relating to such customer or third party and its businesses.

10.	In exchange for the payments and benefits provided to you under this Separation Agreement, and to protect the Confidential Information, customer goodwill and other legitimate business interests of Cabot (including, for purposes of this paragraph 10, Cabot, its affiliates and/or subsidiaries), you agree that:

(a)

for a period of one (1) year following the Separation Date, you will not directly or indirectly (either alone or in association with any person, firm, corporation, or other entity) work for or on behalf of, become an owner, partner or investor in, consult with, or otherwise provide any services to any third party in any area or activity that is competitive with any business or research and development activity in which Cabot currently is engaged or which is in substantial planning, anywhere in the world that Cabot does business;

(b)	for a period of one (1) year following the Separation Date, you will not directly or indirectly (either alone or in association with any person, firm, corporation, or other entity) solicit, contact or call upon, or attempt to do the same, any customer of Cabot with whom you had contact during your employment with Cabot in an effort to induce such customer to purchase goods or services offered by Cabot from a party other than Cabot; and,

(c)	for a period of one (1) year following the Separation Date, you will not directly or indirectly (either alone or in association with any person, firm, corporation, or other entity) hire, recruit, solicit, induce, or attempt to do the same, any employee or independent contractor of or supplier to Cabot who is employed by or providing services or products to Cabot as of or prior to September 14, 2009, to leave the employ of Cabot or otherwise cease to make his/her/its services or products available to Cabot.

11.	You acknowledge that you have carefully read and considered all the terms and conditions of this Separation Agreement, including the restraints imposed upon you pursuant to paragraphs 9 and 10. You understand and agree that these restraints are necessary for the reasonable and proper protection of the legitimate business interests of Cabot (including, for purposes of this paragraph 11, Cabot, its affiliates and/or subsidiaries), and that a breach by you of any one of these restraints would cause irreparable harm and damage to Cabot. You further acknowledge that damages would not be an adequate remedy for a breach or threatened breach by you of any one of the covenants contained in paragraphs 9 and 10. You therefore agree that Cabot shall be entitled to the enforcement of this Separation Agreement by injunction, specific performance or other equitable relief, without need of posting a bond and without prejudice to any other rights and remedies that Cabot may have under this Separation Agreement or under applicable law. You further agree that in the event that any provision of this Agreement shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, such provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law. In the event of any alleged breach of this Agreement, you hereby consent and submit to the jurisdiction of the federal and state courts in and of the Commonwealth of Massachusetts, and this Separation Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Massachusetts, without regard to the conflict of laws principles thereof.

12.	You hereby agree that all inventions, discoveries and improvements conceived or made by you during your employment with Cabot (including, for purposes of this paragraph 12, Cabot, its affiliates and/or subsidiaries) that (i) relate to the business or activities of Cabot or (ii) were conceived or developed by you during normal working hours or using Cabot’s facilities belong to Cabot, whether or not reduced to writing or practice during your employment with Cabot. You hereby assign to Cabot or its nominee all your rights and interest in any such inventions, discoveries and improvements and agree to keep protected the interest of Cabot or its nominee in any such inventions, discoveries and improvements. You are also assigning to Cabot or its nominee all copyrights and reproduction rights to any material prepared by you during your employment with Cabot that (i) relate to the business activities of Cabot or (ii) were conceived or developed by you during normal working hours or using Cabot’s facilities. To the extent that you cannot assign and transfer any of the foregoing rights or interest, then you hereby grant Cabot an irrevocable, worldwide, fully paid-up, royalty-free, exclusive license, with the right to sublicense through multiple tiers, to make, use, sell, improve, reproduce, distribute, perform, display, transmit, manipulate in any manner, create derivative works based upon, and otherwise exploit or utilize in any manner the aforesaid inventions, discoveries, improvements and materials. If within the eighteen month period following the Separation Date, you disclose to anyone or file a patent application with respect to any invention, discovery or improvement relating to any subject matter with which your work for Cabot was concerned, such invention, discovery or improvement shall be presumed to have been made by you during your employment with Cabot unless you can provide clear and convincing evidence to the contrary.

13.	You agree to offer reasonable cooperation to the Company hereafter with respect to all matters arising during or related to your employment with the Company, including, but not limited to, all matters in connection with any governmental investigation, litigation, arbitration or other proceeding which may have arisen as of, or which may arise following, the Separation Date, and the filing and prosecution of any patent application(s) worldwide. Cabot will reimburse you your out-of-pocket expenses incurred in complying with Company requests hereunder, provided that such expenses are authorized by the Company in advance.

14.	You agree not to make negative, disparaging or derogatory comments to anyone about Cabot (including Cabot, its subsidiaries, affiliates and successors), its businesses, its management (including without limitation its shareholders, officers and directors) its employees and/or products of any of the foregoing. You further agree that you will not otherwise do or say anything that could disrupt the good morale of Cabot’s employees or harm Cabot’s interests or reputation, except that, at the conclusion of the non-compete period, you may engage in reasonable competitive activities, subject to your obligations of confidentiality and non-use provided in paragraph 9 herein.

15.	Cabot agrees that none of the members of its Board of Directors or the Management Executive Committee shall make or instruct or encourage others to make any negative, disparaging or derogatory comments to any outside third party or do or say anything that would tend to create a negative impression of you or your skills, management or professionalism to any outside third party, except to the extent required by law.

16.	You hereby represent and acknowledge that in executing this Separation Agreement, you do not rely and have not relied upon any representation or statement (other than the express terms of this Separation Agreement) made by Cabot or by any agents, representatives or attorneys of Cabot with regard to the subject matter, basis or effect of this Separation Agreement. This Separation Agreement constitutes the entire agreement between you and Cabot and replaces all prior and contemporaneous agreements, communications and understandings, whether written or oral, with respect to your employment at Cabot and its termination and all related matters, other than any agreements creating post-employment obligations owed by you to Cabot and any loans by Cabot to you.

17.	This Separation Agreement may not be modified, altered or changed except upon express written consent of both parties wherein specific reference is made to this Separation Agreement.

18.	The parties agree that neither this Separation Agreement nor the furnishing of any consideration herein shall be deemed or construed at anytime for any purposes as an admission by Cabot of any liability or unlawful conduct of any kind.

19.	You agree that any changes or modifications made to the terms of this Separation Agreement, whether material or immaterial, do not restart or affect in any manner the period during which you are entitled to consider this Separation Agreement (the “consideration period”). You further agree that you have been given at least 21 calendar days within which to consider the Separation Agreement and that the consideration period will end on October 6, 2009 (though you may sign this Separation Agreement prior to October 6, 2009 if you voluntarily choose to do so), that you fully understand and have voluntarily agreed to all of the terms of this Separation Agreement and that Cabot has advised you to consult with an attorney concerning this Separation Agreement (including without limitation the release of claims contained herein).

20.

In signing this Separation Agreement, you represent and warrant that you have returned to the Company any and all non-public documents, materials and information (whether in hardcopy, on electronic media or otherwise) related to Company business (whether present or otherwise) and all keys, access cards, credit cards, computer hardware and software, telephones and telephone-related equipment and all other property of the Company in your possession or control. Further, you represent and warrant that you have not retained any copy of any non-public Company documents, materials or information (whether in hardcopy, on electronic media or otherwise). Recognizing that your employment with the Company has ended, you agree that you will not, for any purpose, attempt to access or use any Company computer or computer network or system, including without limitation its electronic mail system. Further, you acknowledge that you have disclosed to the Company all passwords necessary or desirable to enable the Company to access all information which you have password-protected on any of its computer equipment or on its computer network or system.

If the terms of this Separation Agreement are acceptable to you, please sign (signature notarized) and return a copy of this letter to Robby D. Sisco at Cabot Corporation, 2 Seaport Lane, Boston, MA 02210, by October 6, 2009. If you accept the foregoing offer, you shall have the right to revoke this Separation Agreement by delivering or sending to Mr. Sisco at the address above written notice of revocation so that your notice of revocation is received by Mr. Sisco within seven calendar days after the date that this letter is signed by you. If you revoke within this time period, this Separation Agreement shall be null and void in its entirety and you will not be entitled to any additional payments and benefits set forth in this Separation Agreement. Otherwise this Separation Agreement shall be binding upon you, your heirs and representatives and shall inure to the benefit of, and be binding upon, Cabot and its successors and assigns.

Notwithstanding anything to the contrary, Cabot shall not be required to make any payments or provide any other benefits to you pursuant to this Separation Agreement unless and until your right of revocation has expired unexercised. Any payments or benefits that would otherwise be due hereunder prior to expiration of the revocation period shall be paid or provided by Cabot within a reasonable time after your right of revocation has expired unexercised. This Separation Agreement shall be treated as a contract under seal for purposes of Massachusetts law.

Notwithstanding anything in this Separation Agreement to the contrary, the Company shall have the right to terminate the severance benefits described in this Agreement at any time if the Company determines that you have breached any of the terms and conditions of this Separation Agreement (including without limitation your obligations under paragraphs 9, 10, 11, 12 and 13), but such termination of severance benefits shall not relieve you of your obligations and undertakings under this Separation Agreement (including without limitation your obligations under paragraphs 9, 10, 11, 12 and 13 and your release of claims under this Separation Agreement).

Very truly yours,

CABOT CORPORATION

By:	/S/ ROBBY D. SISCO
Robby D. Sisco
Vice President

The foregoing offer by Cabot Corporation is accepted and agreed to this 6th day of October, 2009.

/S/ WILLIAM J. BRADY
William J. Brady

COMMONWEALTH OF MASSACHUSETTS	)ss.:
)
)
COUNTY OF SUFFOLK	)

In this 6th day of October, 2009, before me, the undersigned notary public, personally appeared the above-named William J. Brady, proved to me through satisfactory evidence of identification, which were Mass License, to be the person whose name is signed immediately above, and acknowledged to me that he signed it voluntarily for its stated purpose.

/S/ DEBRA A. GIANNOTTI
Notary Public, Commonwealth of Massachusetts

Notary’s name (printed): Debra A. Giannotti

Notary’s commission expires: 8/10/12